Spartan Acquisition Corp. II

9 West 57th Street, 43rd Floor

New York, NY 10019

June 1, 2021

Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F Street, N.E.,

Washington, D.C. 20549-3561

Re:	Spartan Acquisition Corp. II Amendment No. 1 to Registration Statement on Form S-4 Filed May 12, 2021 File No. 333-254589

Ladies and Gentlemen:

Set forth below are the responses of Spartan Acquisition Corp. II (the “Company,” “Spartan,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 25, 2021, with respect to the Amendment No. 1 to Registration Statement on Form S-4, File No. 333-254589, filed with the Commission on May 12, 2021 (the “Amended Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”). The responses include information from Sunlight Financial LLC (“Sunlight”) in response to certain of the comments.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Second Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Second Amended Registration Statement.

Securities and Exchange Commission

June 1, 2021

Amendment No. 1 to Registration Statement on Form S-4

Will Spartan obtain new financing in connection with the Business Combination, page 6

1.	We note your response to our prior comment 3 and reissue in part. Please revise your disclosure to identify the number and nature of the New PIPE Investors referenced in this section and to clarify that none of the New PIPE Investors will own five percent or more of the Common Stock of the combined company upon the consummation of the Business Combination. Please also refile the Subscription Agreement filed as Exhibit 10.3 to identify the Subscribers who signed the agreement or explain why you are not required to do so.

RESPONSE: The Company respectfully advises the Staff that is has revised the disclosure on page 6 of the Second Amended Registration Statement to identify the number and nature of the New PIPE Investors referenced in this section and to clarify that none of the New PIPE Investors will own five percent or more of the Common Stock of the combined company upon the consummation of the Business Combination. The Company respectfully advises the Staff that it has also filed a schedule that identifies the name, number of shares of Class A Common Stock subscribed for and the aggregate purchase price for each of the New PIPE Investors as Exhibit 99.11 to the Second Amended Registration Statement pursuant to Instruction No. 2 to Item 601 of Regulation S-K.

Loans originated through Sunlight’s technology platform, page 53

2.	We note your response to our prior comment 8 and reissue. Based on your response and disclosure in the prospectus, it appears that the identity of the capital provider that funds almost half of your solar system loans is material to investors’ understanding of Sunlight’s business, Sunlight’s reliance on this capital provider and the related concentration risk. Please revise accordingly.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 54 of the Second Amended Registration Statement to identify Technology Credit Union as the capital provider that funded the referenced percentages of Sunlight’s funded solar system loan volume in response to the Staff’s comment.

Information about Sunlight

Concentration, page 176

3.	We note your response to our prior comment 18 and reissue. Please tell us whether any of the contractors that sold more than 10% of your loan volume in both 2019 and 2020. If so, please identify those contractors.

RESPONSE: The Company respectfully advises the Staff that only one contractor, Marc Jones Construction, L.L.C. d/b/a Sunpro Solar, sold more than 10% of Sunlight’s loan volume in both 2019 (11.2%) and 2020 (15.4%), and 17.2% in the first quarter of 2021. The Company respectfully advises the Staff that it has revised the disclosure on pages 178 and 216 of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 1, 2021

Home Improvement Loan Market, page 198

4.	We note your response to our prior comment 28 that “home improvement loans have represented only an immaterial portion of Sunlight’s funded loan volumes and revenue.” Please quantify this information for us and explain why you believe the amounts are immaterial. Please also balance the disclosure here to provide investors with context to describe the insignificance of this business line to Sunlight and to balance your discussion of the national home improvement market and its significant size.

RESPONSE: The Company respectfully advises the Staff that the home improvement loans represented only 4.5% of funded loan volumes and 0.1% of revenue in 2020, and 5.3% of funded loan volumes and 8.4% of revenue in the first quarter of 2021. The reason for the relatively low percentage of revenue in 2020 and the relatively high percentage of revenue in the first quarter of 2021 (each compared to the percentage of funded loan volumes in the same period) is that none of the home improvement loans funded in 2020 were sold in 2020. Such home improvement loans were aggregated for multiple quarters of 2020 from the beginning of the home improvement business in 2019 and sold in the first quarter of 2021. Going forward, home improvement loans will be sold on a monthly basis, and Sunlight expects that the percentage of home improvement funded loan volume and home improvement revenue will more closely align. The Company respectfully advises the Staff that it has revised the disclosure on pages 182, 205 and 210 of the Second Amended Registration Statement in response to the Staff’s comment.

Sunlight’s Bank Partner and Indirect Channel Capital Providers, page 207

5.	We note your response to our prior comment 31. Please name the bank partner referenced here and confirm that you have disclosed all of the material terms of the agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 214 and 215 of the Second Amended Registration Statement to identify Cross River Bank as the bank partner in response to the Staff’s comment. The Company further acknowledges the Staff’s comment and respectfully advises the Staff of its conclusion that the material terms of the relevant bank partner agreement have been disclosed.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Sincerely,

Spartan Acquisition Corp. II

By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer and Chairman

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.
John Kupiec, Vinson & Elkins L.L.P.
Crosby Scofield, Vinson & Elkins L.L.P.
Matthew Potere, Sunlight Financial LLC
G. Michael O’Leary, Hunton Andrews Kurth LLP
Taylor E. Landry, Hunton Andrews Kurth LLP